FORM U-3A-2


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               RGC RESOURCES, INC.
                                (Name of company)

hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

     1. The Claimant RGC Resources, Inc., a Virginia corporation, is a holding company that directly or indirectly holds interests in the following subsidiaries, each of which is organized under the laws of the Commonwealth of Virginia or the State of West Virginia:

     a. Roanoke Gas Company, a public service corporation organized under the laws of the Commonwealth of Virginia;

     b.   Diversified Energy Company, a Virginia corporation, d/b/a Highland
          Energy;

     c. Bluefield Gas Company, a public service corporation organized under the laws of the State of West Virginia;

     d. RGC Ventures of Virginia, Inc., a Virginia corporation, d/b/a Application Resources, Inc.

     The business address of the Claimant and each of its subsidiaries is:

                  RGC Resources, Inc.
                  519 Kimball Avenue, N.E.
                  Roanoke, VA  24016

                  Roanoke Gas Company
                  Diversified Energy Company
                  RGC Ventures of Virginia, Inc.
                  519 Kimball Avenue, N.E.
                  Roanoke, VA  24016

                  Bluefield Gas Company
                  4699 East Cumberland Road
                  Bluefield, WV  24701

     Roanoke Gas Company ("Roanoke Gas") is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 56,014 residential, commercial and industrial customers located in the City of Roanoke and environs and Bluefield, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission").

     Diversified Energy Company, a Virginia corporation, operates as Highland Energy. Highland Energy is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain transportation customers of Roanoke Gas Company and Bluefield Gas Company. Diversified Energy Company also operated Highland Propane, which is not a public utility, under two (2) divisions, Highland Propane-Virginia and Highland Propane-West Virginia. Highland Propane-Virginia was engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Western Virginia. Roanoke Gas provided managerial and other direct labor, goods and services to Highland Propane-Virginia under agreement approved by the Virginia Commission. Highland Propane was not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-West Virginia was engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. On July 12, 2004, RGC Resources, Inc. sold the propane assets of Diversified Energy Company, d/b/a Highland Propane Company, for approximately $28,500,000 in cash. The sale of assets encompassed all propane plant assets (with the exception of a limited number of specific assets being retained by Diversified), including the name "Highland Propane", customer accounts receivable, propane gas inventory and inventory of propane related materials.

     Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, is regulated as to rates and service by the Public Service Commission of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,138 residential, commercial and industrial customers located in and around Bluefield, West Virginia.

     RGC Ventures of Virginia, Inc., a Virginia corporation, operates as Application Resources, Inc. Application Resources, Inc. provides information technology consulting services specific to the utility industry.

     2. Roanoke Gas and Bluefield Gas are each served by multiple interstate and intrastate pipelines. Roanoke Gas is served by Columbia Gas Transmission Corporation and Columbia Gulf Transmission Corporation (together "Columbia"), and East Tennessee Natural Gas Company, Tennessee Gas Pipeline and Midwestern Gas Transmission and Virginia Gas Pipeline. Bluefield Gas is served by Columbia and T&F Operating, Inc. Columbia historically has delivered approximately 60 percent of Roanoke Gas' gas supply and 75 percent of Bluefield Gas' gas supply, while the other pipelines deliver the balance of each company's requirements. The rates paid for natural gas transportation and storage services purchased from the interstate pipeline companies are established by tariffs approved by FERC. These tariffs contain flexible pricing provisions, which, in some instances, authorize these transporters to reduce rates and charges to meet price competition.

     Both Roanoke Gas and Bluefield Gas currently use long-term (multi-year) contracts to meet its system requirements. The Company's current suppliers include Sequent Energy and Phoenix Energy Sales Company.

     Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at five city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distribution mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on the transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

     Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. Bluefield Gas also owns a two mile distribution line that connects its distribution system to facilities owned by Bluefield Pipeline, LLC. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia State line to Roanoke Gas for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

     3. The following information for the last calendar year with respect to Roanoke Gas and Bluefield Gas is submitted:

          (a) Roanoke Gas distributed at retail 7,481,395 DTH of gas during the calendar year 2004 for total revenues of $75,623,880. Bluefield Gas distributed at retail 775,559 DTH of gas in the State of West Virginia during the calendar year 2004 for total revenues of $7,888,151.

          (b) Neither Roanoke Gas nor Bluefield Gas distributed at retail natural gas outside the state of its incorporation.

          (c) Roanoke Gas did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 266,541 DTH of natural gas at wholesale to Roanoke Gas at the Virginia- West Virginia line for $1,932,647.

          (d) Roanoke Gas purchased 7,634,136 DTH of natural gas outside the Commonwealth of Virginia during the calendar year 2004 for $57,958,198. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation, East Tennessee Natural Gas Company, and Bluefield Gas. Bluefield Gas purchased 1,085,495 DTH of natural gas for $7,986,951 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation and Bluefield Pipeline, LLC. Roanoke Gas transported 3,432,723 DTH of natural gas to its end-users for $2,170,773 in total transportation fees. Bluefield Gas transported 19,739 DTH of natural gas to its end-users for $16,211 in transportation fees. Highland Energy purchased and delivered 2,937,611 DTH of natural gas to Roanoke Gas Company and Bluefield Gas Company for delivery to certain end-users for $19,771,837.

     4. ((a)-(e)) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

     A consolidating statement of income and a consolidating balance sheet of RGC Resources, Inc. and its subsidiaries for the 2004 calendar year is attached as Exhibit A and Exhibit A(1).

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2005.


                                                 RGC RESOURCES, INC.




                                                 By:  s/John B. Williamson, III
                                                          Its President
(SEAL)
ATTEST:


s/Howard T. Lyon
Howard T. Lyon,
Vice-President, Treasurer & Controller

Notices and correspondence regarding this statement should be addressed to:

Howard T. Lyon
Vice-President, Treasurer & Controller
RGC Resources, Inc.
Post Office Box 13007
Roanoke, VA  24030

                                                                                                               Exhibit A
                                           RGC Resources, Inc. and Subsidiaries
                                             Consolidating Statement of Income
                                           Twelve Months Ended December 31, 2004

                                                                           Bluefield    Highland
                                                    RGC      Roanoke Gas      Gas       Propane    Diversified   Highland
                                                 Resources     Company      Company     Company      Energy       Energy
                                               ----------------------------------------------------------------------------
Operating Revenues:
   Gas utilities                                              $ 79,132,043 $ 9,872,712
   Propane operations                                                                    9,428,067
   Energy marketing                                                                                              19,771,837
   Other                                                           405,538      17,142      71,842      331,319
                                               ----------------------------------------------------------------------------
     Total operating revenues                              0    79,537,581   9,889,854   9,499,909      331,319  19,771,837
                                               ----------------------------------------------------------------------------

Cost of Sales:
   Gas utilities                                                58,101,083   7,986,950
   Propane operations                                                                    5,197,481
   Energy marketing                                                                                              19,373,848
   Other                                                           156,534       9,521      34,254      266,656
                                               ----------------------------------------------------------------------------
     Total cost of sales                                   0    58,257,617   7,996,471   5,231,735      266,656  19,373,848
                                               ----------------------------------------------------------------------------

Gross Margin                                               0    21,279,964   1,893,383   4,268,174       64,663     397,989
                                               ----------------------------------------------------------------------------

Other Operating Expenses:
   Operations                                           (344)    8,811,817   1,086,087   2,155,471      321,047      49,783
   Maintenance                                                   1,573,901     161,720      67,588
   General taxes                                         134     1,019,040     442,296     283,252                    1,633
   Depreciation and amortization                                 3,619,167     268,602     747,706
                                               ----------------------------------------------------------------------------
     Total other operating expenses                     (210)   15,023,925   1,958,705   3,254,017      321,047      51,416
                                               ----------------------------------------------------------------------------

Operating Income                                         210     6,256,039     (65,322)  1,014,157     (256,384)    346,573

Other (Income) expenses, net                     (15,615,000)       80,322         (62)     14,620      (93,440)
Interest Expense                                          (9)    1,803,889     123,998     105,308          358
                                               ----------------------------------------------------------------------------

Income Before Income Taxes                        15,615,219     4,371,828    (189,258)    894,229     (163,302)    346,573

Income Tax Expense of continuing operations              522     1,650,590     (72,424)    374,858      (64,036)    133,494
                                               ----------------------------------------------------------------------------

Net Income from continuing operations             15,614,697     2,721,238    (116,834)    519,371      (99,266)    213,079

Income from discontinued operations, net of tax
                                               ----------------------------------------------------------------------------

Net income                                      $ 15,614,697   $ 2,721,238  $ (116,834)  $ 519,371    $ (99,266)  $ 213,079
                                               ============================================================================





                                                                                                             Exhibit A

                                                  Highland      Application    Reclass &    Discontinued   Consolidated
                                                  Heating &      Resources    Eliminations   Operations        Total
                                                   Cooling
                                               --------------------------------------------------------------------------
Operating Revenues:
   Gas utilities                                                               $ (1,601,374)                 $ 87,403,381
   Propane operations                                                                           (9,428,067)             -
   Energy marketing                                                                                            19,771,837
   Other                                                               15,423                      (71,842)       769,422
                                               --------------------------------------------------------------------------
     Total operating revenues                                0         15,423    (1,601,374)    (9,499,909)   107,944,640
                                               --------------------------------------------------------------------------

Cost of Sales:
   Gas utilities                                                                 (1,920,941)                   64,167,092
   Propane operations                                                                           (5,197,481)             -
   Energy marketing                                                                                            19,373,848
   Other                                                                  753                      (34,254)       433,464
                                               --------------------------------------------------------------------------
     Total cost of sales                                     0            753    (1,920,941)    (5,231,735)    83,974,404
                                               --------------------------------------------------------------------------

Gross Margin                                                 0         14,670       319,567     (4,268,174)    23,970,236
                                               --------------------------------------------------------------------------

Other Operating Expenses:
   Operations                                                          10,599       (30,046)    (1,560,416)    10,843,998
   Maintenance                                                                                     (65,533)     1,737,676
   General taxes                                                                                  (269,145)     1,477,210
   Depreciation and amortization                                        2,654                     (718,219)     3,919,910
                                               --------------------------------------------------------------------------
     Total other operating expenses                          0         13,253       (30,046)    (2,613,313)    17,978,794
                                               --------------------------------------------------------------------------

Operating Income                                             0          1,417       349,613     (1,654,861)     5,991,442

Other (Income) expenses, net                                                     15,615,000        (14,620)       (13,180)

Interest Expense                                                                                  (105,309)     1,928,235
                                               --------------------------------------------------------------------------

Income Before Income Taxes                                   0          1,417   (15,265,387)    (1,534,932)     4,076,387

Income Tax Expense of continuing operations                               (75)      132,714       (627,917)     1,527,726
                                               --------------------------------------------------------------------------

Net Income from continuing operations                        -          1,492   (15,398,101)      (907,015)     2,548,661

Income from discontinued operations, net of tax                                                 10,411,344     10,411,344
                                               --------------------------------------------------------------------------

Net income                                                 $ -        $ 1,492 $ (15,398,101)    $9,504,329   $ 12,960,005
                                               ==========================================================================





                                                                                                             Exhibit A (1)
RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2004

                                                                       Roanoke       Bluefield
                                                           RGC           Gas            Gas      Diversified   Highland
ASSETS                                                  Resources      Company        Company       Energy      Energy
                                                      --------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                            $ 1,818,982       $ 483,379     $ (41,630) $2,113,889
   Accounts Receivable                                                   12,693,373     1,664,413      33,276    2,262,064
   Intercompany Accounts Receivable                        (728,815)        (27,201)      (11,877)   (758,502)   2,125,725
   Materials and supplies                                                   503,470       190,189
   Gas in storage                                                        15,356,950     1,779,248
   Prepaid income taxes
   Deferred income taxes
   Under-recovery of gas costs                                                            751,544
    Other                                                    67,379         757,157        85,374       5,530          303
                                                      --------------------------------------------------------------------
     Total current assets                                 1,157,546      29,767,128     4,417,261   1,394,193    4,388,092
                                                      --------------------------------------------------------------------

Property, Plant And Equipment:
   Utility plant in service                                              95,767,684     8,449,505
   Accumulated depreciation and amortization                            (31,962,406)   (2,621,710)
                                                      --------------------------------------------------------------------
     Utility plant in service, net                                -      63,805,278     5,827,795           -            -
   Construction work in progress                                          1,390,006       171,154
                                                      --------------------------------------------------------------------

     Utility Plant, Net                                           -      65,195,284     5,998,949           -            -
                                                      --------------------------------------------------------------------

 Nonutility property                                                                                  783,173
 Accumulated depreciation and amortization                                                           (193,092)
                                                      --------------------------------------------------------------------

     Nonutility property, net                                     -               -             -     590,081            -
                                                      --------------------------------------------------------------------

      Total property, plant and equipment                         -      65,195,284     5,998,949     590,081            -
                                                      --------------------------------------------------------------------

Investment in Subsidiaries                               33,228,079
                                                      --------------------------------------------------------------------


   Other assets                                              50,391         298,229       186,075           -            -
                                                      --------------------------------------------------------------------

Total Assets                                           $ 34,436,016    $ 95,260,641  $ 10,602,285 $ 1,984,274  $ 4,388,092
                                                      ====================================================================






                                                                                                          Exhibit A (1)

                                                            Highland        Application                    Consolidated
                                                        Heating & Cooling    Resources     Eliminations       Total
                                                      -------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                                                                     $ 47,679      $4,422,299
   Accounts Receivable                                                              1,626       2,283,294      18,938,046
   Intercompany Accounts Receivable                               (494,035)      (105,295)                              -
   Materials and supplies                                                                                         693,659
   Gas in storage                                                                                              17,136,198
   Prepaid income taxes                                                                         1,306,151       1,306,151
   Deferred income taxes                                                                        1,940,384       1,940,384
   Under-recovery of gas costs                                                                     51,550         803,094
   Other                                                                                          348,315       1,264,058
                                                      -------------------------------------------------------------------
     Total current assets                                         (494,035)      (103,669)      5,977,373      46,503,889
                                                      -------------------------------------------------------------------

Property, Plant And Equipment:
   Utility plant in service                                                                                   104,217,189
   Accumulated depreciation and amortization                                                                  (34,584,116)
                                                      -------------------------------------------------------------------
     Utility plant in service, net                                       -              -               -      69,633,073
   Construction work in progress                                                                                1,561,160
                                                      -------------------------------------------------------------------

     Utility Plant, Net                                                  -              -               -      71,194,233
                                                      -------------------------------------------------------------------

Nonutility property                                                                10,840                         794,013
Accumulated depreciation and amortization                                          (2,653)                       (195,745)
                                                      -------------------------------------------------------------------

     Nonutility property, net                                            -          8,187               -         598,268
                                                      -------------------------------------------------------------------

     Total property, plant and equipment                                 -          8,187               -      71,792,501
                                                      -------------------------------------------------------------------

Investment in Subsidiaries                                                                    (33,228,079)              -
                                                      -------------------------------------------------------------------


   Other assets                                                          -              -               -         534,695
                                                      -------------------------------------------------------------------

Total Assets                                                     $(494,035)    $  (95,482)   $(27,250,706)   $118,831,085
                                                      ===================================================================






                                                                                                             Exhibit A (1)
RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2004

                                                                       Roanoke       Bluefield
                                                           RGC           Gas            Gas      Diversified   Highland
LIABILITIES AND STOCKHOLDERS' EQUITY                    Resources      Company        Company       Energy      Energy
                                                      --------------------------------------------------------------------

Current Liabilities:
   Current maturities of long-term debt                                 $ 8,011,523   $ 2,000,000
   Borrowings under lines of credit                                      13,765,000     4,113,000
   Dividends payable                                        609,869
   Accounts payable                                         248,778       9,646,248     1,275,762       6,797    3,343,168
   Income taxes payable                                    (714,024)       (451,518)     (176,036)    (98,045)      71,735
   Customer deposits                                                        874,705        53,238
   Accrued expenses                                         575,933       2,648,214       344,822     382,610           10
   Refunds from suppliers - due customers                                    11,811
   Overrecovery of gas costs                                              2,837,871
   Fair value of marked to market transactions
                                                    -----------------------------------------------------------------------
     Total current liabilities                              720,556      37,343,854     7,610,786     291,362    3,414,913

Long-term Debt, Excluding Current Maturities                             16,000,000

Deferred Credits:
   Asset retirement obligations                                           6,247,790       135,506
   Deferred income taxes                                   (217,385)      2,921,227       708,390    (116,627)
   Deferred investment tax credits                                          215,918         7,990
                                                    -----------------------------------------------------------------------
     Total deferred credits                                (217,385)      9,384,935       851,886    (116,627)           -

Stockholders' Equity:
   Common Stock                                          10,335,710       8,603,965        49,704     196,421
   Preferred Stock
   Capital in excess of par value                        13,097,072      12,578,754       370,564   1,213,662
   Retained earnings                                     10,500,063      11,349,133     1,719,345     399,456      973,179
   Accumulated comprehensive loss
                                                    -----------------------------------------------------------------------

     Total stockholders' equity                          33,932,845      32,531,852     2,139,613   1,809,539      973,179

Total Liabilities and Stockholders' Equity             $ 34,436,016    $ 95,260,641  $ 10,602,285 $ 1,984,274  $ 4,388,092
                                                      ====================================================================





                                                                                                          Exhibit A (1)

                                                            Highland        Application                    Consolidated
LIABILITIES AND STOCKHOLDERS' EQUITY                    Heating & Cooling    Resources     Eliminations       Total
                                                      -------------------------------------------------------------------

Current Liabilities:
   Current maturities of long-term debt                                                                       $ 10,011,523
   Borrowings under lines of credit                                                                             17,878,000
   Dividends payable                                                                                               609,869
   Accounts payable                                                     (94)                    2,330,973       16,851,632
   Income taxes payable                                              63,675        (1,938)      1,306,151                -
   Customer deposits                                                                                               927,943
   Accrued expenses                                                                                              3,951,589
   Refunds from suppliers - due customers                                                                           11,811
   Overrecovery of gas costs                                                                     (286,300)       2,551,571
   Fair value of marked to market transactions                                                    358,949          358,949
                                                    -----------------------------------------------------------------------
     Total current liabilities                                       63,581        (1,938)      3,709,773       53,152,887

Long-term Debt, Excluding Current Maturities                                                                    16,000,000

Deferred Credits:
   Asset retirement obligations                                                                                  6,383,296
   Deferred income taxes                                                             (343)      2,065,089        5,360,351
   Deferred investment tax credits                                                                                 223,908
                                                    -----------------------------------------------------------------------
     Total deferred credits                                               -          (343)      2,065,089       11,967,555

Stockholders' Equity:
   Common Stock                                                                                (8,850,090)      10,335,710
   Preferred Stock                                                                                                       -
   Capital in excess of par value                                   903,225                   (15,066,205)      13,097,072
   Retained earnings                                             (1,460,841)      (93,201)     (9,096,183)      14,290,951
   Accumulated comprehensive loss                                                                 (13,090)         (13,090)
                                                    -----------------------------------------------------------------------

     Total stockholders' equity                                    (557,616)      (93,201)    (33,025,568)      37,710,643

Total Liabilities and Stockholders' Equity                       $ (494,035)    $ (95,482)   $(27,250,706)    $118,831,085
                                                      ===================================================================



                                    EXHIBIT B

     Not applicable.